Western New England Bancorp, Inc. 10-K

Exhibit 19.1

WESTERN NEW ENGLAND BANCORP, INC.

INSIDER TRADING POLICY

Statement of Policy

Western New England Bancorp, Inc. (the “Company”) has adopted this Insider Trading Policy (“Policy”) to promote compliance with relevant securities trading laws, to avoid inadvertent violations of the law and to avoid even the appearance of impropriety on the part of any director, officer or employee of the Company or its subsidiaries. Under federal securities laws, it is generally illegal for any person to trade in the Company’s securities, or any other company, while in possession of Material Non-Public Information (“MNPI”) concerning that company. It is also illegal for any such person to give MNPI about the Company, or any other company, to others who then trade on the basis of that information. The consequences for violating federal securities laws can be severe for both individuals engaging in such behavior and for the Company.

Transactions Subject to the Policy

This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock, any securities that are exercisable for or convertible or exchangeable into shares of the Company’s common stock and any other securities the Company may issue from time to time, whether held individually or within any benefit plan adopted by the Company.

Persons Subject to the Policy

This Policy applies to (i) all officers of the Company and its subsidiaries, (ii) all members of the Company’s Board of Directors and (iii) all employees of the Company and its subsidiaries (collectively “Insiders”). The Company may also determine that other persons should be subject to this Policy, such as consultants and contractors to, the Company and its subsidiaries, who receive or have access to MNPI regarding the Company.

Transactions by Entities That You Influence or Control and Family Members and Others

This Policy applies to any transactions by entities over which you exercise control. This Policy also applies to transactions by any such person residing in your household and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control. You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in the Company’s securities, and you should treat all transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of household members where the purchase or sale decision is made by a third party not controlled or influenced by or related to you or your household members.

Applicability of Policy to Former Insiders

This Policy continues to apply to transactions in securities of the Company even after termination of service to the Company. Any person who possesses MNPI regarding the Company may not trade in securities of the Company for so long as the information is not publicly known. Any employee can be in possession of MNPI from time to time, and would at those times be subject to this Policy. If an individual is in possession of MNPI when their service terminates, that individual may not trade in the Company’s securities until that information has become public or is no longer material. The pre-clearance procedures specified below, however, will cease to apply to transactions in the Company’s securities upon the expiration of any blackout period or other Company-imposed trading restrictions applicable at the time of the termination of service. As further discussed within this Policy, anyone trading on MNPI is subject to personal liability and could face criminal penalties. In light of the severity of possible sanctions, both to you the individual and to us as a company, we have established this Insider Trading Policy to assist all of us in complying with these obligations.

Availability of Policy and Certification Requirements

This Policy is made available to all employees of the Company via the Company’s Intranet. Pursuant to SEC Rule Item 408(b) of Regulation S-K, this Policy will be filed as Exhibit 19.1 to the Company’s Annual Report on Form 10-K. Further, the Company’s Section 16 filers (also referred to as “Reporting Persons”) and the following officers of the Company are annually required to acknowledge receipt of this Policy with the Legal Department: the First Vice President, Controller and Investor Relations Officer; the Vice President of Finance; the Internal Auditor; and the Corporate Secretary.

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Policy Administrator

This Policy shall be administrated by the Company’s Legal Department, who shall review and either approve or prohibit all proposed trades in the Company’s securities requiring pre-clearance under this Policy. All determinations and interpretations by the Company’s Legal Department will be final and not subject to further review.

What is Material Non-Public Information

Material Information. Information is considered “material” if a reasonable investor would consider that information important in deciding whether to purchase or sell stock, or other securities, or if the information would be viewed by the reasonable investor as having significantly altered the total mix of information available to the investor before making the purchase or sale. Any information that could be expected to affect the value of the Company’s stock, whether positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. It is against the law for holders of MNPI to use the information to their advantage in trading stocks. It is also illegal to share this information with others who may use it to profit in the market. It is not possible to define all categories of material information; however, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

●	Financial results and forecasts;

●	Forward-looking information regarding the Company’s financial performance, such as earnings guidance, projections or “outlook” for future financial results;

●	Changes to previously announced earnings guidance or the decision to suspend earnings guidance;

●	A material change in anticipated earnings (up or down);

●	bank borrowings or other financing transactions outside the ordinary course of business;

●	Material loan defaults;

●	Execution or termination of significant contracts or loan relationships;

●	Pending or proposed mergers, acquisitions, or joint ventures;

●	Sales of significant assets or other strategic plans;

●	A proposed offering or issuance of new securities and/or stock splits;

●	the establishment of, or any significant developments or changes regarding, a repurchase program for securities of the Company (such as planned repurchases, increases or decreases in the program’s authorization, suspensions and similar changes);

●	Changes in dividend policy;

●	Significant related party transactions;

●	Significant developments involving corporate relationships;

●	Significant litigation exposure due to actual or threatened litigation;

●	Significant regulatory action by governmental agencies;

●	An actual or suspected material cybersecurity incident and/or unauthorized material disclosure of confidential data;

●	Changes in executive management or the board of directors;

●	a change in auditors or notification that the auditor’s reports may no longer be relied upon;

●	write-ups or write-downs of assets or changes in accounting methods;

●	the imposition of a restriction on trading in securities of the Company or the extension or termination of such restriction.

Material changes in products and services; and

●	The gain or loss of significant customers, suppliers or business partners.

When Information is Considered Public. For information to be considered public, there should be some evidence that it has been widely disseminated and that the investing public has had time to absorb the information. You should generally consider information nonpublic until after the second Trading Day after the information is publicly released, such as by press release or widely circulated public disclosure documents filed with the SEC, such as prospectuses or 10-K, 10-Q or 8-K reports. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of persons, such as analysts, brokers and institutional investors. In addition, please be aware that disclosure on the Company’s website, by itself, may not be considered wide dissemination. As used herein, the term “Trading Day” shall mean a day on which national stock exchanges and the Nasdaq Stock Market are open for trading. A Trading Day begins at the time trading begins on such day. Please keep in mind that your transactions in the Company’s securities may be viewed “after the fact” with the full benefit of hindsight. If you have any questions whether certain information is material or has not been publicly disclosed, please confer with the Company’s Legal Department or Chief Financial Officer. Everyone subject to this Policy has the individual responsibility to comply with this Policy against insider trading. This restriction on trading does not apply to transactions made under Rule 10b5-1 (“Rule 10b5-1”) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) trading plan, as discussed further within this Policy.

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Confidentiality of Material Non-Public Information

MNPI relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. In the event any person subject to this Policy receives any inquiry from outside the Company, such as a stock analyst, for information (particularly financial results and/or projections) that may be MNPI, the inquiry should be referred to the Company’s Chief Financial Officer or the Investor Relations Officer, who are responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations.

Mandatory Trading Preclearance Requirements

The Company’s Reporting Persons and the Company’s First Vice President, Controller and Investor Relations Officer; the Vice President of Finance; the Internal Auditor, the Corporate Secretary and certain other persons identified by the Company from time to time and who have been notified that they have been so identified, must refrain from trading in the Company’s securities, even during the open trading window, without first complying with this preclearance policy. Each such person must contact the Company’s Legal Department prior to commencing any trade in the Company’s securities to acquire clearance for trading. Upon receiving clearance to trade, the stock transaction must be completed within five (5) Trading Days. In the event the transaction does not occur within this time period, preclearance to trade must be reobtained from the Company’s Legal Department. Preclearance of trades also applies to (i) any transfer to estate planning trusts; (ii) gifts of Company securities; and (iii) an employee-directed allocation of funds into or out of the Company’s stock within the Company’s 401(k) Plan, or a change thereto. As discussed elsewhere within this Policy, other employees may be required to obtain preclearance to trade from time to time.

Trades Under Approved 10b5-1 Plans Exempt from Mandatory Preclearance Requirements. A Reporting Person must obtain approval from the Company’s Legal Department of any proposed Rule 10b5-1 trading plan prior to its adoption. Once approved, a Reporting Person wishing to trade pursuant to a Rule 10b5-1 trading plan need not seek preclearance from the Company before each trade takes place pursuant to their Rule 10b5-1 trading plan.

Preclearance of Trades Subject to SEC Rule 144 – Selling of Restricted and Controlled Securities. While the SEC Rule 144 is quite expansive, in general terms and for purposes of this Policy, the Company requires its Reporting Persons to provide evidence of a Form 144 filing with the SEC prior to providing clearance to trade in the Company’s securities when the transaction is a proposed sale that involves more than 5,000 shares or the aggregate dollar amount is greater than $50,000 within any three-month period. Reporting Persons bear the responsibility and obligation to ensure their brokerage firm files advance notice to the SEC via Form 144.

Trading Windows and Trading Restrictions

a.	Quarterly Blackout Windows. The Company will commence a Quarterly Blackout Window that begins at the close of market on the fifteenth day of March, June, September and December and extends to the close of market on the third business day following the Company’s public release of its quarterly earnings in January, April, July and October (the “Quarterly Blackout Window”). The Company reserves the right to change these dates without prior notice. Persons subject to this Policy may not engage in any transactions involving the purchase, transfer or sale of the Company’s securities during any such Quarterly Blackout Window.

b.	Event Specific Blackout Windows. The Company may also prohibit certain people designated by the Company’s Legal Department from trading securities of the Company because of material developments known to the Company that are not yet disclosed to the public, including, but not limited to, announcement of a merger or acquisition, a major loss of corporate assets, the investigation and assessment of any material cyber-security threat or incident at the Company or any of its subsidiary entities or changes in executive management. While such information is pending, the Company may impose a special blackout period. During these special blackout periods, the persons designated by the Company’s Legal Department may not engage in any transaction involving the purchase, transfer or sale of the Company’s securities and should not disclose to others the fact of such suspension of trading. This restriction on trading does not apply to transactions made under an approved Rule 10b5-1 trading plan. The Company would re-open the trading window at the beginning of the third Trading Day following the date of public disclosure of the information or at such time as the information is deemed no longer material by the Company.

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c.	Open Trading Window. Trading in the Company’s securities during the open trading window should not be considered a “safe harbor,” and persons subject to this Policy should use good judgment at all times. It should be noted that even during the open trading window, any person possessing MNPI concerning the Company, whether or not subject to the blackout period and trading window, should not engage in any transactions in the Company’s securities until such time the information has been known publicly for at least two Trading Days, whether or not the Company has recommended a suspension of trading to that person. This restriction on trading does not apply to transactions made under a Company approved Rule 10b5-1 trading plan. Additionally, persons subject to this Policy are prohibited from discussing or revealing MNPI about the Company to anyone, except as strictly required for a legitimate Company business purpose. In the event anyone subject to this Policy has concerns as to whether they possess MNPI and wishes to trade in the Company’s securities, they should consult with the Company’s Legal Department to obtain clearance to trade.

d.	Gifts of the Company’s Securities. Gifts of the Company’s securities are subject to this Policy if the associate (i) has reason to believe that the recipient intends to sell the Company’s securities immediately or while the associate is aware of MNPI, or (ii) the associate is a Reporting Person, and the associate has reason to believe that the recipient intends to sell the Company’s securities during a blackout period. Gifts of the Company’s securities are further subject to the Company’s Mandatory Trading Preclearance Requirements, as stated previously within this Policy.

e.	Limit or Standing Orders and Margin Sales. The fact that a sale of the Company’s stock results from a margin call does not provide a defense to an insider trading claim. Courts view such sales as resulting from a failure to meet the margin call -- as something within the trading person’s control. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 plans, as described above) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer or employee is in possession of MNPI. The Company therefore discourages placing standing or limit orders on Company securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined within this Policy.”

Trading Within Rule 10b5-1 Plans

Rule 10b5-1 provides an affirmative defense to insider trading liability where a purchase or sale is not on the basis of MNPI. A purchase or sale is considered not on the basis of MNPI when it is evident that MNPI known to the person trading did not play a role in trading decisions. In order to take advantage of these defenses, the trading plan must be adopted, or take effect, when (i) the trader is not aware of any MNPI about the Company, (ii) the person trading has acted in good faith with respect to the operation of any such plan, and the person trading includes a representation certifying (i) and (ii), as of the date of adoption, within the plan. Second, the plan must either (i) expressly specify the amount and price of the securities, and the date of trades; (ii) provide a written formula or algorithm, or computer program, for determining amounts, prices, and transaction dates; or (iii) give all discretion regarding the power to execute securities transactions pursuant to the plan to a third party who does not possess MNPI and does not permit the person trading to exercise any subsequent influence over how, when or whether to effect purchases or sales. Third, the trader must demonstrate that the purchase or sale that occurred was pursuant to the plan. A purchase or sale would not be pursuant to the plan if, among other things, the trader altered or deviated from the plan or entered into or altered a corresponding or hedging transaction or position with respect to those securities.

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Transactions, when made in accordance with a Company approved Rule 10b5-1 trading plan that has been adopted pursuant to Securities and Exchange Commission Rule 10b5-1(c) (17 C.F.R. § 240.10b5-1(c)) (“Rule 10b5-1(c)”), shall not violate this Policy. Persons subject to this Policy must make their own arrangements with brokers to establish a Rule 10b5-1 trading plan. A Rule 10b5-1 trading plan must be submitted to the Company’s Legal Department for approval prior to its execution. All Rule 10b5-1 trading plans must be executed during an open window period and trades under the plan may not commence for directors or officers until at least the later of (i) 90 days after the adoption or modification of such plan or (ii) two business days following disclosure of the Company’s financial results in a Form 10-Q or Form 10-K (a “Cooling Off Period”). Trading plans for persons other than officers or directors require a Cooling Off Period of 30 days after adoption or modification. Modifications and/or termination of a Company approved Rule 10b5-1 trading plan may only occur during an open trading window and must be approved by the Company’s Legal Department prior to taking effect.

Trading Under Company Plans

a.	Restricted Stock Units and Other Similar Securities. This Policy does not apply to vesting of restricted stock units and other similar securities or the corporate withholding of restricted shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock units and similar securities. This Policy does apply, however, to any market sale of restricted stock units or similar securities.

b.	Stock Option Grant Transactions: For purposes of this Policy, the Company considers that the exercise of stock options for cash under a Company Stock Option Plan (but not the sale of any shares issued upon such exercise or purchase and not a cashless exercise accomplished by a sale of a portion of the shares issued upon exercise of an option) are exempt from this Policy, since the other party to these transactions is the Company itself and the price does not vary with the market and is fixed by the terms of the option agreement or plan, as may be applicable. However, the exercise of such option shall only be made during an open trading window.

c.	Employee 401(k) Plan Transactions. Employees of the Company may elect to invest in the Company’s securities through the Company’s 401(k) Plan through periodic payroll deductions or through employee directed 401(k) fund transfers. However, during a Company Blackout Window, Reporting Persons are strictly prohibited from performing any transaction that would result in a change to their ownership position in the Company’s securities held within their 401(k) Plan. These transactions include, (i) an election to increase or decrease the percentage of periodic payroll contributions that will be allocated to the Company stock fund; (ii) an election to make an intra-plan transfer of any existing 401(k) account balance into or out of the Company stock fund; (iii) an election to borrow money against the 401(k) plan account if the loan will result in a liquidation of some or all of the associate’s or Reporting Person’s Company stock fund balance; and (iv) an election to prepay a plan loan if the prepayment will result in allocation of loan proceeds to the Company stock fund.

d.	Non-Employee Director Stock Election Program. This Policy applies to the quarterly acquisitions of the Company’s securities by Non-Employee Directors under the Company’s Non-Employee Director Stock Election Program (the “Program”). Company securities acquired pursuant to this Program will occur during open trading periods and are further subject to SEC Section 16 beneficial owner reporting requirements.

Applicability of Policy to Inside Information Regarding Other Publicly Traded Companies

This Policy and the guidelines described herein also apply to MNPI relating to other companies, including the Company’s customers, vendors and suppliers (“Business Partners”), when that information is obtained in the course of employment with, or the performance of services on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company’s Business Partners. Everyone subject to this Policy should treat MNPI about the Company’s Business Partners with the same care required with respect to information related directly to the Company.

Section 16 Reporting Obligations and Recovery of Short-Swing Profits

The Company’s Reporting Persons must comply with the reporting obligations set forth in Section 16(a) of the Exchange Act and must publicly disclose any direct or indirect beneficial ownership of, or control or direction over, the Company’s securities through the filing of Beneficial Ownership Reports with the SEC. While filing of Beneficial Ownership Reports is the responsibility of each Section 16 Director and Officer, the Company’s Corporate Secretary and First Vice President, Controller and Investor Relations Officer have been authorized by each of the Company’s Section 16 Directors and Officers to prepare and file Insider Beneficial Ownership Reports on their behalf.

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a.	Changes in Beneficial Ownership. Pursuant to federal securities laws, the Company’s Section 16 Directors and Officers are required to file a Beneficial Change in Ownership with the SEC to report purchases, sales, transfers and holdings of the Company’s securities. With these filings, the public is made aware of your transactions in the Company securities, including the amount purchased or sold and the price per share. Upon the execution of a trade in the Company’s securities by a Section 16 Director or Officer, the Section 16 Director or Officer is required to notify the Company’s Legal Department within one business day and provide the transaction date, number of shares traded and the share price. The Company will file a Form 4 on behalf of the Section 16 Director or Officer within two business days following the transaction date. Transactions in the Company’s common stock as well as derivative securities, such as options, warrants, and convertible securities, are reported on a Form 4. Each transaction is coded to indicate the nature of the transaction.

b.	Newly appointed Section 16 Filer. Pursuant to federal securities laws, the Company will file a Form 3 upon the Board of Director’s designation of a new Section 16 Director or Officer to initially disclose their ownership of the Company’s securities within 10 days of their Section 16 designation.

c.	Late Filings. A Form 5 filing is generally due to the SEC no later than 45 days after the Company’s fiscal year ends and is only required from a Reporting Person when at least one transaction, because of an exemption or failure to timely report, was not reported during the year. Further, the Company is required to disclose the name(s) of all Section 16 Directors or Officers that incur a late filing in the Company’s next annual proxy statement.

d.	Selling of Restricted and Controlled Securities – Rule 144. For purposes of this Policy, Section 16 Directors and Officers are required to file advance notice on Form 144 with the SEC when their transaction is a proposed sale that involves more than 5,000 shares or the aggregate dollar amount is greater than $50,000 within any three-month period.

e.	Short Swing Transactions. Section 16 Officers of the Company, and certain other persons identified by the Company from time to time, must also comply with the reporting obligations and limitations on short-swing transactions as set forth in Section 16 of the Exchange Act. The practical effect of these provisions is that directors, officers and such other persons who purchase and then sell or sell and then purchase the Company’s securities within a six-month period must disgorge all profits to the Company, whether or not they had knowledge of any MNPI. Any sale made by a person subject to this Policy may be matched against any purchase made within the statutory period, and the transactions will be matched in such a way as to maximize the amount payable by such person to the Company. Before engaging in any transaction in the Company’s securities, a person subject to this Policy should consider carefully whether they have made any other transaction during the preceding six months and, if so, whether such transactions would result in profits recoverable under Section 16(b). In addition to the forfeiture of short swing profits to the Company, the individual will be responsible for all costs associated with such liability, including but not limited to, legal fees.

f.	Prohibition on Hedging. Section 16 prohibits directors and executive officers from ever making a short sale of the Company’s stock. A short sale is a sale of securities not owned by the seller or, if owned, not delivered. Transactions in put and call options for the Company’s securities may in some instances constitute a short sale or may otherwise result in liability for short swing profits. All Section 16 Directors and Officers of the Company, and such other persons who may be identified from time to time, must confer with the Company’s Legal Department before effecting any such transaction. While employees who are not designated Section 16 filers are not prohibited by law from engaging in short sales of the Company’s securities, the Company believes it is inappropriate for employees to engage in such transactions and, therefore, strongly discourages all employees from such activity. The Company has provided, or will provide, separate memoranda and other appropriate materials to its Section 16 Reporting Persons and those identified employees regarding compliance with Section 16 and its related rules.

Penalties for Insider Trading, Tipping and Disciplinary Action

The penalties for violating insider trading laws are substantial and may include imprisonment, disgorgement of profits gained or losses avoided, and substantial civil and criminal fines. A civil enforcement action could be brought against the violating party by the SEC seeking (i) a monetary penalty (in an amount up to three times the profit gained or the loss avoided); (ii) a cease-and-desist order; and (iii) an order barring the violating party from serving as an officer and director of any public company. Especially serious cases could result in a criminal felony prosecution. You should be aware that the Company cannot defend you against an insider trading violation. You would have to bear the costs of defending yourself, and those costs can be staggering. In addition, the damage to your reputation, and that of the Company, as a result of an insider trading violation could be irreparable.

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Liability for Tipping: Any person possessing MNPI may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed such MNPI regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. No person subject to this Policy shall disclose (“tip”) MNPI to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of any company to which such information relates, inclusive of MNPI pertaining to customers of the Company. Nor shall any person subject to this Policy or related person make recommendations or express opinions on the basis of MNPI as to trading in the Company’s securities. An individual who tips information to a tippee is subject to the same penalties as the tippee, even if that individual did not trade and did not profit from the tippee’s trading. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

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